EXHIBIT 99.1

Northern Dynasty: U.S. Army Corps Has Further Extended Deadline to Comment on Future Plans to

 September 26, 2023

July 28, 2023 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company" or “NDM”) reports that its 100%-owned U.S.-based subsidiary Pebble Limited Partnership (“Pebble Partnership” or “PLP”) has been informed that the Alaska District of the U.S. Army Corps of Engineers (“USACE”) was granted a fourth extension of the deadline to communicate the plan on how the District plans to move forward with its reconsideration of the administrative record after remand. The Division Commander approved the request for the 60-day extension and the revised deadline is now September 26, 2023.

As reported by the Company on May 1, 2023, in a news release entitled “US Army Corps Remand highlights serious flaws in the permitting decision”, the USACE Pacific Ocean Division had given the Alaska District 45 days to review the appeal decision and notify the parties how it plans to proceed in light of the EPA’s Final Determination. The original deadline expired on Friday, June 9, 2023, with subsequent extensions to June 23, 2023, June 29, 2023, and July 28, 2023, prior to this most recent extension. The news release is available at the following link: https://northerndynastyminerals.com/news/news-releases/2023/northern-dynasty-u.s-army-corps-remand-highlights-serious-flaws-in-the-permitting-decision/

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1- 800-667-2114. Review public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project in Canada at www.sedar.com and the US at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897